SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

GMX Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38011M108
(CUSIP Number)

Centennial Energy Partners, L.P.
575 Lexington Ave., 33rd Fl., New York, NY 10022
(212) 753-5150
Attn: Peter Seldin
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2009
(Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G
to report the acquisition that is the subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [X].

        Note: Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

    (1) The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject
class of securities, and for any subsequent amendment containing information
which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section
of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 38011M108

1.   NAME OF REPORTING PERSONS   Centennial Energy Partners, L.P.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*   WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER   -0-

8.   SHARED VOTING POWER   1,946,741

9.   SOLE DISPOSITIVE POWER   -0-

10.   SHARED DISPOSITIVE POWER   1,946,741

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,946,741

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.36%

14.   TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Hoyt Farm Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [_]
                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   656,940

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   656,940

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    656,940

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   3.50%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Quadrennial Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [_]
                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   218,695

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   218,695

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    218,695

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.16%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Centennial Energy Partners V, L.P.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [_]
                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   26,195

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   26,195

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    26,195

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .14%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 38011M108

1.   NAME OF REPORTING PERSONS   Centennial Energy Partners L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)   [_]
                                                           (b)   [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*   WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER   -0-

8.   SHARED VOTING POWER   2,848,571

9.   SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   2,848,571

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,848,571

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   15.16%

14. TYPE OF REPORTING PERSON*   OO

CUSIP No. 38011M108

1. NAME OF REPORTING PERSONS   Peter K. Seldin
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)   [_]
                                                            (b)   [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   0

8. SHARED VOTING POWER   2,848,571

9. SOLE DISPOSITIVE POWER   0

10. SHARED DISPOSITIVE POWER   2,848,571

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,848,571

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   15.16%

14. TYPE OF REPORTING PERSON*   IN

Item 1.   Name of Issuer.
    This Schedule 13D relates to the common stock (the "Common Stock") of
GMX Resources, Inc. (the "Company"), whose principal executive offices are
located at One Benham Place, 9400 North Broadway, Suite 600, Oklahoma City,
Oklahoma 73114.

Item 2.   Identity and Background.

    (a) This statement is filed by (i) Centennial Energy Partners,
L.P. ("Energy"), a Delaware limited partnership with respect to Common
Stock held by it; (ii) Hoyt Farm Partners, L.P ("Hoyt Farm"), a Delaware
limited partnership with respect to Common Stock held by it; (iii)
Quadrennial Partners, L.P. ("Quadrennial"), a Delaware limited partnership
with respect to Common Stock held by it; (iv) Centennial Energy Partners V,
L.P. ("Centennial V"), a Delaware limited partnership with respect to Common
Stock held by it; (v) Centennial Energy Partners, L.L.C. ("Centennial LLC"),
a limited liability company organized under the laws of the State of
Delaware with respect to the shares of Common Stock directly owned by
each of the entities named in (i) through (iv) above; (vi) Peter K. Seldin,
with respect to the shares of Common Stock owned by the entity named in (v).
Energy, Hoyt Farm, Quadrennial and Centennial V are collectively referred to
herein as the "Partnerships". Energy, Hoyt Farm, Quadrennial, Centennial V,
Centennial LLC and Peter K. Seldin are collectively referred to herein as the
"Reporting Persons". The general partner of each of Energy, Hoyt Farm,
Quadrennial and Centennial V is Centennial LLC. Peter K. Seldin is the
managing member of Centennial LLC.

    (b) The principal business address of each of the Reporting Persons is
575 Lexington Avenue, 33rd Floor, New York, New York 10022.

    (c) The principal business of the Partnerships is that of engaging
in the purchase and sale of securities for investment for its own account.
The principal business of Centennial LLC is General Partner of the
Partnerships. Mr. Seldin's present principal occupation is Managing
Member of Centennial LLC.

    (d) None of the Reporting Persons has, during the last five years,
been convicted in a criminal proceeding (excluding traffic violations
or similar misdemeanors).

    (e) None of the Reporting Persons has, during the last five years,
been party to a civil proceeding of a judicial or administrative body
of competent jurisdiction and as a result of such proceeding was or is
subject to a judgment, decree or final order enjoining future violations of,
or prohibiting or mandating activities subject to, Federal or state
securities laws or finding any violation with respect to such law.

    (f) The Partnerships are Delaware limited partnerships. Centennial LLC
is a Delaware Limited Liability Company. Mr. Seldin is a United States
citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The purchase price (including commissions, if any) of $59,870,307 for the 1,946,741 shares of Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.

The purchase price (including commissions, if any) of $20,638,641 for the 656,940 shares of Common Stock purchased by Hoyt Farm was furnished from contributions made to Hoyt Farm by the partners of Hoyt Farm.

The purchase price (including commissions, if any) of $6,870,775 for the 218,695 shares of Common Stock purchased by Quadrennial was furnished from contributions made to Quadrennial by the partners of Quadrennial.

The purchase price (including commissions, if any) of $822,998 for the 26,195 shares of Common Stock purchased by Centennial V was furnished from contributions made to Centennial V by the partners of Centennial V.

Item 4.   Purpose of Transaction.

On March 10, 2009, Mr. Seldin, in his capacity as Managing Member of Centennial Energy Partners, L.L.C., sent a letter to Ken L. Kenworthy Jr., the President and Chief Executive Officer of the Company. The letter expressed concern with the precipitous decline in GMX's share price in recent weeks. It also expressed doubt that GMX will be able to realize the value of its assets without immediate actions by its Board of Directors. The letter is attached hereto as Exhibit B.

In the letter, Mr. Seldin requests that the Company's Board of Directors begin a formal process to review the Company's strategic options, including the potential sale of the Company.

Except as set forth above, the Reporting Persons have no other present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)As of the date hereof, (i) Energy owns beneficially 1,946,741 shares of the Common Stock, constituting approximately 10.36% of the shares outstanding, (ii) Hoyt Farm owns beneficially 656,940 shares of the Common Stock, constituting approximately 3.50% of the shares outstanding, iii) Quadrennial owns beneficially 218,695 shares of the Common Stock, constituting approximately 1.16% of the shares outstanding, iv) Centennial V owns beneficially 26,195 shares of the Common Stock, constituting approximately .14% of the shares outstanding, (v) Centennial LLC owns beneficially 2,848,571 shares of the Common Stock, representing the shares held by each of the entities named in (i) through (iv) above, and (vi) Peter K. Seldin owns beneficially 2,848,571 shares of the Common Stock, representing shares owned the entity named in (v) above.
In the aggregate, the Reporting Persons beneficially own a total of 2,848,571 shares of Common Stock, constituting approximately 15.16% of the shares outstanding. The percentages used herein are based upon 18,794,691 outstanding shares of Common Stock as of February 26, 2009 as reported in the Company's Form 10K for the year ended December 31, 2008.

(b)The Partnerships have the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by the general partner of the Partnerships.

(c) There were no transactions in the Common Stock effected during the last 60 days effected by any of the Reporting Persons.

(d)No person other than each respective record owner referred to herein of the Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There were no contracts, arrangements, understandings or relationships legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Letter to Management

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 10, 2009

Centennial Energy Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Hoyt Farm Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
Managing Member

By: /s/ Peter K. Seldin
        Peter K. Seldin

EXHIBIT A

AGREEMENT

The undersigned agree that this schedule 13D dated March 10, 2009 relating to the Common Stock of GMX Resources, Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.   Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin   By: /s/ Peter K. Seldin
    Peter K. Seldin   Managing Member
    Centennial Energy Partners, L.L.C.
    General Partner

Hoyt Farm Partners, L.P.   By: /s/ Peter K. Seldin
                                   Peter K. Seldin

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

CENTENNIAL
ENERGY PARTNERS, L.P.

575 Lexington Avenue, New York, New York 10022
Tel: (212) 753-5150   Fax: (212) 753-5927

Peter K. Seldin
Managing Member
Centennial Energy Partners, L.L.C.

March 10, 2009

Mr. Ken L. Kenworthy Jr.
President, CEO & Chairman of the Board
9400 North Broadway, Suite 600
Oklahoma City, OK 73114

Dear Ken,

Centennial Energy Partners, L.L.C. is the largest shareholder of GMX Resources Inc. Through our various entities, we currently own a combined 2,848,571 shares, representing a 15.2% ownership position in GMX. In my view, we have had a positive, constructive and mutually supportive relationship for virtually the entire period since our initial share purchase.

We are concerned with the precipitous decline in GMX's share price in recent weeks. In addition, we are concerned that without immediate actions by GMX's Board of Directors, GMX will not be able to realize the value of its assets.

Based on the positive nature of our long-term relationship with you, your fellow directors and managers, we sincerely regret that we do not believe that GMX management has a specific plan to deliver an acceptable share price to GMX's shareholders.

For that reason, we respectfully request that GMX's Board of Directors begin a formal process to review the company's strategic options, including the potential sale of the company. We look forward to a timely response to this letter.

Sincerely,



Peter K. Seldin